

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Timothy J. MacCarrick
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Definitive Proxy Statement filed March 6, 2009
                File No. 1-1657

Dear Mr. MacCarrick:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1A. Risk Factors, page 11

2. Please refrain from using qualifying or limiting statements in the introductory
    paragraph, such as references to other risks that you do not currently deem material or
    of which you are currently unaware. Such qualifications and limitations are
    inappropriate. Your risk factor disclosure should address all of the material risks that
    you face. If you do not deem risks material, you should not make reference to them.

Management's Discussion and Analysis, page 19

Outlook, page 28

3. You discuss your earnings outlook for 2009 in terms of revenue and operating profit,
    including that deteriorating global economic conditions, commercial airline financial
    distress/consolidation, changes in raw material and commodity prices, interest rates,
    foreign currency exchange rates have impacted your earnings outlook. Please expand
    this discussion to also address the expected impact of these factors on your liquidity
    and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Liquidity and Capital Resources, page 29

4. You believe that cash provided by operating activities and funds available under your
    existing committed $300 million revolving credit facility will be sufficient to finance
    short- and long-term capital requirements, as well as fund cash payments associated
    with your asbestos and environmental exposures and restructuring program
    initiatives. Please expand your discussion to address your consideration of the
    following in making this determination:
    *   The 18% decline in cash provided by operating activities during the year ended
        December 31, 2008 compared to the year ended December 31, 2007;
    *   The expected increase in 2009 pension contributions discussed on page 30; and
    *   The expected decrease in 2009 revenues discussed on page 28.

5. Please disclose the expected amounts of future spending on capital expenditures,
    including whether the portions of the expected amounts are related to growth or
    maintenance.

Application of Critical Accounting Policies

Valuation of Long-Lived Assets, page 32

6. Please consider expanding your critical accounting policy to provide additional
    insight on how you perform your impairment analysis under SFAS 144 as follows:
    *   Please expand your discussion on how you determine when property, plant and
        equipment should be tested for impairment, including what types of events and

circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

- Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
- Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Goodwill and Other Intangible Assets, page 33

7. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and other intangible assets, please consider disclosing the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
   - How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Pension Plans, page 33

8. On page 30 you state that the actual rates of return for your pension plans during the year ended December 31, 2008 were below the expected long-term rates of return due to the current adverse conditions in the global securities market. In addition, the disclosures on pages 47 and 48 show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why your continued use of a 8.75% expected rate

of return continues to be appropriate for 2008 in light of your current plan asset allocations.

Financial Statements

Notes to the Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies, page 41

General

9. Please disclose the types of expenses that you include in the cost of sales line item, including whether you allocate a portion of depreciation and amortization expense to cost of sales, and the types of expenses that you include in the selling, general and administrative line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    *   the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    *   in MD&A that your cost of sales line item and any ratios calculated based on this line item may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from cost of sales, including them instead in a line item, such as selling, general and administrative expenses.

Inventories, page 42

10. You disclose that the approximate cost at domestic locations is principally determined on the last-in, first-out method of inventory valuation. Your disclosures indicate that you are using multiple methods to value your inventory. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use more than one method for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

Goodwill and Intangible Assets, page 42

11. Please separately present changes due to translation and other adjustments separately in your tables showing changes to goodwill and intangible assets during each period presented.

12. Please disclose the weighted-average amortization period in total and for each major intangible asset class. Refer to paragraph 44(a)(3) of SFAS 142.

Note 4 – Accrued Liabilities, page 46

13. Please disclose the statement of operations line item which includes your warranty provision. Your summary of changes in warranty liabilities shows a significant increase in the amount of payments and deductions in 2008. Please disclose what caused the significant increase, including whether it was due to an increase in the amount of claims. If the amount of claims increased in 2008, please disclose what caused the increase and whether you expect to see similar increases in 2009 and beyond. If the significant increase in the amount of payments and deductions is due to your determination that the accrual needed to be reduced through the statement of operations, please disclose the statement of operations line item which includes this reduction as well as the corresponding amount.

Note 8 – Long-Term Debt and Notes Payable, page 49

14. You disclose your required and actual ratios for the financial covenant under the five-year, $300 million Amended and Restated Credit Agreement. Please also consider disclosing the specific computation used to arrive at the actual ratio with a corresponding reconciliation to US GAAP amounts, if necessary. Please confirm that you do not have any material debt covenants in your other debt agreements, including cross default provisions. If so, please also provide similar disclosures for these covenants as well. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please clearly disclose whether you are in compliance with all of the covenants and other restrictions in your debt agreements.

15. Please disclose the interest rate for the five-year, $300 million Amended and Restated Credit Facility. If it is subject to a variable interest rate based on an index, please disclose how the interest rate is determined, including the particular index used. Please also disclose the actual interest rate for each period presented.

Note 10 – Commitments and Contingencies, page 50

16. Given that it appears significant judgment is used in arriving at your asbestos liability amounts and that this liability represents approximately 46% of your total liabilities, please provide additional insight as to how you arrive at the liability amounts. In this regard, please address the following:
   - You disclose that you made your best estimate of the costs through 2017 based on the analysis by HR&A completed in October 2007. The methodology used by HR&A to project future asbestos costs is based largely on your experience during

the two full preceding calendar years (and additional quarterly periods to the estimate date) for claims filed, settled, and dismissed. Please disclose what information is provided by HR&A and how you use this information to arrive at the estimated liability amount. Please disclose if you have received any updated information from HR&A since October 2007. Please discuss the overall methodology used in arriving at this amount. For example, you should clarify if an average settlement amount is determined based on recent history and applied to outstanding claims as well as projected claims;

- Please discuss the significant estimates and assumptions used to determine the liability amount. You should discuss how sensitive the liability estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others and consider providing a sensitivity analysis of those assumptions based upon reasonably likely changes;
- Please disclose how you determine how much of the liability amounts should be recorded as a current liability versus a long-term liability;
- Please disclose whether the liability amount has been discounted. If so, please disclose the discount rate used and the undiscounted amount;
- Please disclose the average settlement amount per claim;
- Please disclose the range of loss in excess of amounts accrued that is reasonably possible or state that such an estimate cannot be made;
- It appears that the additional liability of $586 million recorded during the year ended December 31, 2007 is primarily due to you updating and extending the estimate of your asbestos liability from asbestos claims filed through 2017 instead of through 2011. Please clarify how you determine the appropriate period to use in arriving at this estimate; and
- Please expand your disclosures for the other contingencies related to environmental matters and product liability matters to address the above items, as applicable.

Refer to SAB Topic 5:Y and paragraph 10 of SFAS 5.

17. You have recorded an asset of $302 million at December 31, 2008 related to probable insurance reimbursements. Please address the following:

- Please disclose how you arrive at the probable insurance reimbursement rate as well as how often you update this rate. Please disclose your consideration of historical actual reimbursement rates;
- Please disclose if you have recorded any probable recovery amounts related to any insurers that are legally contesting your claims. If so, disclose the amount of recorded recoveries related to the insurer and discuss the reasons for concluding that the amounts are probable of recovery. Please also disclose if you have recorded any probable recovery amounts for which there are significant uncertainties regarding the legal sufficiency of the insurance claims or solvency of the insurance carriers; and

- Please disclose any limitations in the levels of primary and excess insurance that are currently available and how this has been considered in your determination of the asset amount to record.
Refer to Question 2 of SAB Topic 5:Y.

18. Please disclose the name of the court or agency in which legal proceedings are pending, the date instituted, the principal parties thereto and other information pursuant to Item 103 of Regulation S-K for individual claims including those involving Joseph Norris, James Baccus, Chief Brewer and the two separate fiberglass-reinforced plastic material claims.

Note 11 – Acquisitions and Divestitures, page 55

19. Please ensure that in the future you consider the existence of identifiable intangible assets when you perform your preliminary purchase price allocation, rather than defaulting to goodwill. Since the allocation is preliminary, it naturally is subject to change, but a reasonable effort should be made even in the preliminary allocation to identify and record acquired intangible assets.

Note 13 – Segment Information, page 57

20. Please disclose the types of amounts included in the corporate expenses before asbestos lines item as well as corporate assets for each period presented. Please disclose why the corporate amounts, including asbestos and environmental charges, were not allocated to reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131.

Exhibits 31.1 and 31.2

21. Please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K including not replacing the word "report" with "annual report" and in paragraph 5 inserting the language "(or persons performing the equivalent functions)" in the introductory paragraph.

DEFINITIVE PROXY STATEMENT FILED MARCH 6, 2009

Compensation Discussion and Analysis, page 12

22. We note that you disclose where you target each element of compensation against peer companies for your named executive officers. Please disclose where actual payments of each element of compensation fell for each named executive officer

within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

23. Please analyze how the Management Organization and Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. Describe how and why the Committee found the tally sheet useful in determining the various elements of compensation for the named executive officers.

24. Please understand that discussion of the various items of corporate and individual performance that were considered by the Management Organization and Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007. For example, on page 18, we note minimal, if any, discussion and analysis as to how the share-based compensation under the Stock Incentive Compensation Plan was determined. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Management Organization and Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

EVA, page 15

25. Please provide a clearer explanation of how the Compensation Committee determines the payouts under the EVA Plan. Explain the correlation between performance, as determined through the various components and methodologies utilized for purposes of determining EVA, and the payouts actually made to each of the named executive officers. Consider the use of an illustrative example to demonstrate how the Compensation Committee derives the payouts reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief